Exhibit 99.1

ATERIAN, INC.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED, AND COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed, Consolidated, and Combined Financial Information for the Year-Ended December 31, 2020.

On December 1, 2020, Aterian, Inc. (the “Company”, “Aterian” or “ATER”), formerly known as Mohawk Group Holdings, Inc., filed with the Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K (the “Initial Form 8-K”) to report, among other things, ATER’s acquisition (the “Acquisition”) on December 1, 2020 of certain assets of 9830 Macarthur LLC, a Wyoming limited liability company (“9830”), Reliance Equities Group, LLC, a Wyoming limited liability company (“Reliance”), and ZN Direct LLC, a Wyoming limited liability company (collectively with 9830 and Reliance, the “Sellers” or “SMASH”), related to the Sellers’ ecommerce business under the brands Mueller, Pursteam, Pohl and Schmitt and Spiralizer, which is conducted through certain channels or websites, including amazon.com.

The following unaudited pro forma condensed, consolidated, and combined financial statements of ATER and SMASH (the “pro forma financial statements”), which include an unaudited pro forma condensed, consolidated, and statement of income and loss for the year-ended December 31, 2020 (the “2020 pro forma statement of income and loss”), have been prepared as if the Acquisition had occurred on January 1, 2020.

The pro forma financial information has been prepared by ATER in accordance with Article 11 of Regulation S-X, in accordance with SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The pro forma financial information reflects transaction related adjustments that management believes are necessary to present fairly ATER’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the period indicated. The transaction-related adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report ATER’s financial condition and results of operations as if the Acquisition was completed on the assumed dates.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined ATER and SMASH would have reported had the Acquisition been completed as of the dates set forth in the pro forma financial statements and should not be taken as being indicative of ATER’s future consolidated results of operations or financial position.

The pro forma financial statements have been derived from, and should be read in conjunction with, the accompanying notes to the pro forma financial statements included herein and the historical consolidated financial statements and related notes of ATER as of and for the applicable periods, which can be found, along with the annual, quarterly and current reports of ATER, on the SEC’s website at http://www.sec.gov. The historical consolidated financial statements and related notes of SMASH as of and for the applicable period were filed with the SEC on May 14, 2021 as an exhibit to Amendment No. 1 on Form 8-K/A, which amends the Initial Form 8-K.

ATERIAN, INC.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED, AND COMBINED STATEMENT OF INCOME AND LOSS

For the Year-Ended December 31, 2020

		Year-Ended December 31, 2020 (in thousands, except share and per share data)
	ATERIAN	Nine Months Ended September 30, 2020 SMASH	Two Months Ended November 30, 2020 SMASH (1)	Acquisition Adjustments		Financing Adjustments		Pro Forma Combined
NET REVENUE	$185,704	$62,841	$19,876	$—		$—		$268,421
COST OF GOODS SOLD	100,958	21,594	7,162	1,858	A	—		131,572

GROSS PROFIT	84,746	41,247	12,714	(1,858)		—		136,849

OPERATING EXPENSES:
Research and development	8,130	—	—	—		—		8,130
Sales and distribution	68,005	29,263	8,296	—		—		105,564
General and administrative	30,631	782	251	2,530	B	—		34,194
Change in fair value of contingent earn-out liabilities	12,731	—	—	—		—		12,731

TOTAL OPERATING EXPENSES:	119,497	30,045	8,547	2,530		—		160,619

OPERATING (LOSS) INCOME	(34,751)	11,202	4,167	(4,388)		—		(23,770)
INTEREST EXPENSE, NET	4,979	—	—	—		8,174	D	13,153
LOSS ON EXTINGUISHMENT OF DEBT	2,037	—	—	—		2,037	D	4,074
CHANGE IN FAIR MARKET VALUE OF WARRANT LIABILITY	21,338	—	—	—		—		21,338
OTHER (INCOME) EXPENSE— net	(27)	—	—	—		—		(27)

(LOSS) INCOME BEFORE INCOME TAXES	(63,078)	11,202	4,167	(4,388)		(10,211)		(62,308)
PROVISION FOR INCOME TAXES	48	—	—	—	C	—		48

NET (LOSS) INCOME	$(63,126)	$11,202	$4,167	$(4,388)		$(10,211)		$(62,356)

Net (loss) income per share, basic and diluted	$(3.68)	$—	$—	$—		$—		$(2.92)

Weighted-average number of shares outstanding, basic and diluted	17,167,999	—	—	4,220,000	E	—		21,387,999

(1) Financial information derived from records provided by SMASH

See accompanying notes to unaudited pro forma condensed, consolidated, and combined financial information.

2

ATERIAN, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED, AND COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and present the 2020 pro forma statement of income and loss of ATER based upon the historical financial statements of ATER and SMASH after giving effect to the Acquisition and are intended to reflect the impact of the Acquisition on ATER’s financial statements.

The pro forma financial information has been prepared by ATER in accordance with Article 11 of Regulation S-X, in accordance with SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly ATER’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the period indicated. The transaction-related adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report ATER’s financial condition and results of operations as if the Acquisition was completed on the assumed dates.

The pro forma financial statements were prepared using the acquisition method of accounting with ATER considered the accounting acquirer of SMASH. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the acquisition date, with any excess purchase price allocated to goodwill. These preliminary estimates and assumptions are subject to change during the measurement period (up to one year from the acquisition date) as the Company finalizes the valuations of the tangible and intangible assets acquired and liabilities assumed from the Acquisition. These potential changes could be material.

At the time of preparing the pro forma financial statements, the Company is not aware of any other accounting policy differences requiring adjustment that would have a material impact. ATER’s management’s assessment of SMASH’s accounting policies is ongoing, and, upon completion, further differences may be identified that could have a material impact on the pro forma financial statements.

Note 2—Purchase Price Allocation

On December 1, 2020 (the “Closing Date”), the Company acquired the assets of leading e-commerce business brands Mueller, Pursteam, Pohl and Schmitt, and Spiralizer (the “Smash Assets”) for total consideration of (i) $25.0 million in cash, (ii) 4,220,000 shares of common stock of the Company, the accounting basis of which was $6.89 (closing stock price at closing of the transaction), of which 164,000 of such shares were issued, pursuant to the instruction of 9830, to Northbound Group in satisfaction of certain broker fees payable by the Sellers to Northbound Group and (iii) a seller note in the amount of $15.8 million, representing the value of certain inventory that the Sellers had paid for but not yet sold as of the Closing Date. In addition, subject to achievement of certain contribution margin thresholds on certain products of the acquired business for the fiscal years ending December 31, 2021 and December 31, 2022, the Sellers shall be entitled to receive earn out payments.

As part of the acquisition of the Smash Assets, the Sellers are entitled to earn-out payments based on the achievement of certain contribution margin thresholds on certain products of the acquired business. Earn-out payments will be due to the Sellers for year one, or calendar year 2021, and year two, or calendar year 2022. During the year-ending December 31, 2021 (year one of the earn-out), the earn-out payment will be calculated based on the contribution margin generated on certain products for an amount equal to $1.67 for every $1.00 of such contribution margin that is greater than $15.5 million and less than or equal to $18.5 million. Such earn-out payment cannot exceed $5.0 million. As of December 1, 2020, the acquisition date, the initial fair value amount of the earn-out payment was appropriately $9.8 million.

The tables below sets forth the purchase consideration and the preliminary allocation to estimated fair value of the tangible and intangible net assets acquired (in thousands):

Amount allocated
(in thousands)
Cash purchase price	$25,000
4,220,000 shares of common stock issued at the closing (1)	29,076
Seller note for inventory	15,177
Estimated earnout liability	9,800
Total consideration to be paid	$79,053

(1)	Based on the accounting basis of $6.89 per share.

Total
(in thousands)
Inventory	$16,419
Production deposits	$3,382
Accounts Payable and other liabilities	(3,087)
Trademarks (10 year useful life)	27,600
Goodwill	34,739

Net assets acquired	$79,053

For the purposes of the preliminary purchase price allocation, the reported values of the assets acquired and liabilities assumed on the assumed first day of the acquisition, January 1, 2020, approximate their fair value, except for the intangible assets acquired. Goodwill is expected to be deductible for tax purposes. The goodwill is attributable to expected synergies resulting from integrating SMASH’s products into the Company’s existing sales channels.

The identifiable intangible assets acquired in the Acquisition consist of trademarks with estimated useful lives of 10 years. The estimated fair values of these identifiable intangible assets is $27.6 million. The fair value of $27.6 million was determined by the relief from royalty method.

Note 3—Financing Adjustments

Contemporaneously with the closing of the Acquisition, the Company refinanced its $15.0 million term loan with Horizon Technology Finance Corporation (“Horizon Term Loan”) through the issuance of a 0% coupon senior secured note (the “Note”) to High Trail Investments SA LLC (“High Trail”). The Company received gross proceeds of $38.0 million in exchange for the Note with an aggregate principal amount of $43.0 million. The Note was to be repaid over 24 equal monthly cash payments of $1.8 million. In connection with the issuance of the Note, the Company issued to High Trail a warrant to purchase an aggregate of 2,864,133 shares of the Company’s common stock at an exercise price of $9.01 per share (the “Warrant”). The Warrant initially provided that it would be exercisable on June 1, 2021, expire five years from the date of issuance and be exercisable on a cash basis, unless there was not an effective registration statement covering the resale of the shares issuable upon exercise of the Warrant, in which case the Warrant would also be exercisable on a cashless exercise basis at High Trail’s election. The Warrant included a provision that gave the Company the right to require High Trail to exercise the Warrant if the price of the common stock of the Company exceeded 200% of the exercise price of the Warrant for 20 consecutive trading days and certain other conditions were satisfied. The Company utilized the Monte-Carlo Simulation model to determine the fair value of the Warrant. As of December 1, 2020, the initial fair value of the Warrant on issuance was $10.5 million, which has been recorded as a debt discount against the Note.

The Note was recorded on the assumed first day of the acquisition, January 1, 2020, as follows:

January 1, 2020
(in thousands)
The Note	$43,000
Less: deferred debt issuance costs	(2,349)
Less: discount associated with issuance of warrants	(10,483)
Less: discount associated with original issuance of loan	(5,000)
The Warrant	10,483

Total Note	35,651
Less-current portion	(21,600)

Term loan-non current portion	$14,051

Further, due to the refinancing of the Horizon Term Loan, the Company recorded a loss on extinguishment of debt of $2.0 million related to the pay-off of the Horizon Term Loan.

During the year-ended December 31, 2020, the following amounts were recorded in interest expense on the 2020 pro forma statement of income and loss:

Year-Ended December 31, 2020
(in thousands)
Deferred debt issuance costs	$2,349
Amortization included in interest (11 of 24 months - the term of the Note)	(1,077)

Remainder deferred debt issuance costs	$1,272

Year-Ended December 31, 2020
(in thousands)
Discount associated with issuance of the Warrant	$10,483
Amortization included in interest (11 of 24 months - the term of the Note)	(4,805)

Remainder discount associated with issuance of the Warrant	$5,678

Year-Ended December 31, 2020
(in thousands)
Discount associated with original issuance of the Note	$5,000
Amortization included in interest (11 of 24 months - the term of the Note)	(2,292)

Remainder discount associated with original issuance of the Note	$2,708

Note 4—Pro Forma Adjustments - Statement of Income and Loss

The pro forma adjustments included in the 2020 pro forma statement of income and loss for the year-ended December 31, 2020 are as follows (in thousands):

A) Cost of goods sold was adjusted as follows:

Year-Ended December 31, 2020
(in thousands)
Amortization of inventory step-up from valuation of inventory	$1,858

Total impacts to Cost of goods sold	$1,858

B) General and administrative expenses were adjusted as follows:

Year-Ended December 31, 2020
(in thousands)
Amortization of intangibles (See Note 2)	$2,530
Total impacts to General and administrative expenses	$2,530

C) No tax provision was recorded as part of this pro forma statement of income and loss as ATER has a full valuation allowance related to its income tax position, and as such a pro forma adjustment would not be realized and thus would not impact pro forma results.

D) Interest expense was adjusted as described in Note 3.

E) Weighted-average number of shares outstanding, basic and diluted was adjusted to reflect the common stock consideration issued, as described in Note 2.